Exhibit 99.7

CONSENT OF QUALIFIED PERSON

I, Gary Joseph Christie, P.Eng., consent to the public filing of the technical report prepared for New Gold Inc (New Gold) titled “Blackwater Gold Project, British Columbia, NI 43-101 Technical Report on Feasibility Study” that has an effective date of 14 January 2014 (the “technical report”).

I also consent to any extracts from, or a summary of, the technical report in the New Gold press release (the “news release”) entitled “New Gold Announces Blackwater Feasibility Study Results” dated 12 December 2013.

I certify that I have read the news release being filed by New Gold and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated: 22 January 2014

“Signed and sealed”

Gary Christie, P.Eng.

AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-4315 Fax (604) 669-9516	www.amec.com